BlackRock Apex Municipal Fund, Inc.

FILE #811-05227

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	LIST OF UNDERWRITERS
8/23/2007	City of San Jose California, Airport Revenue Bond	725,015,000	2,965,000	Lehman Brothers; Citigroup Global Markets Inc.; Merrill Lynch & Co.; E.J. De La Rosa & Co., Inc.; Goldman, Sachs & Co.; Loop Capital Markets; Morgan Stanley & Co. Incorporated; RBC Capital Markets
6/5/2008	MIAMI-DADE CNTY FLA AVIATION REV	600,000,000	6,130,000

Banc of America Securities LLC, Estrada Hinojosa & Company, Inc., JPMorgan, Merrill Lynch & Co., Rice Financial Products Company, Butler Wick & Co., Inc., Goldman, Sachs & Co., Jackson Securities, Lehman Brothers, Loop Capital Markets, LLC, M.R. Beal & Co